UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2-exit filing)*

Carvana Co.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)
146869102
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869102
(1) Names of Reporting Persons
Melvin Capital Management LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
0.0%
(12) Type of Reporting Person
IA

CUSIP No. 146869102
(1) Names of Reporting Persons
Melvin Capital Master Fund Ltd
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
0.0%
(12) Type of Reporting Person
CO

Item 1(a). Name Of Issuer: Carvana Co. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
1930 W. Rio Salado Parkway Tempe, Arizona 85281
Item 2(a). Name of Person Filing:

This report on Schedule 13G is being jointly filed by (i) Melvin Capital Management LP, a Delaware limited partnership (the “Firm”) and (ii) Melvin Capital Master Fund Ltd, a Cayman Islands exempted company (“Melvin Master”, and, together with the Firm, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 535 Madison Avenue, 22nd Floor, New York, NY 10022.
Item 2(c). Citizenship:
The Firm is organized under the laws of the State of Delaware. Melvin Master is organized under the laws of the Cayman Islands.
Item 2(d). Title of Class of Securities:
Class A Common Stock, $0.001 par value per share (the “Common Stock”).
Item 2(e). CUSIP No.:
146869102

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:

No securities beneficially owned.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

MELVIN CAPITAL MANAGEMENT LP

By:	/s/ Evan Cohen
Name: Evan Cohen
Title: Chief Compliance Officer

MELVIN CAPITAL MASTER FUND LTD By: Melvin Capital Management LP, its Investment Manager

By:	/s/ Evan Cohen
Name: Evan Cohen
Title: Chief Compliance Officer

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1.   Joint Filing Agreement dated as of February 15, 2019, by and between Melvin Capital Management LP and Melvin Capital Master Fund Ltd. (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2019).